SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.

(Translation of registrant’s name into English)

Brookfield Place

Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT LIST

Exhibits

99.1	ARTICLES OF AMENDMENT DATED JUNE 12, 2013

99.2	SEVENTEENTH SUPPLEMENTAL INDENTURE DATED AS OF SEPTEMBER 12, 2012

99.3	EIGHTEENTH SUPPLEMENTAL INDENTURE DATED AS OF SEPTEMBER 9, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: October 7, 2013	By:	/s/ A. J. Silber
	Name:	A. J. Silber

	Title:	Vice President, Legal Affairs

EXHIBIT INDEX

Exhibits

99.1	ARTICLES OF AMENDMENT DATED JUNE 12, 2013

99.2	SEVENTEENTH SUPPLEMENTAL INDENTURE DATED AS OF SEPTEMBER 12, 2012

99.3	EIGHTEENTH SUPPLEMENTAL INDENTURE DATED AS OF SEPTEMBER 9, 2013